DISCLOSURE PURSUANT TO SECTION 13(R) OF THE SECURITIES EXCHANGE ACT OF 1934

The disclosure below does not relate to any activities conducted by the registrant and does not involve the registrant or the registrant's management. The disclosure relates solely to activities conducted by UBS AG.

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA") added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. The registrant's investment adviser UBS O'Connor LLC is a wholly-owned subsidiary of UBS AG. As a result, it appears that registrant is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2013 filed by UBS AG with the Securities and Exchange Commission on March 14, 2014 contained the disclosure set forth below (with all references contained therein to "UBS" being references to UBS AG and its consolidated subsidiaries). By providing this disclosure, the registrant does not admit that it is an affiliate of UBS AG or UBS O'Connor LLC.

The disclosure relates solely to activities conducted by UBS AG and its consolidated subsidiaries.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIAN HUMAN RIGHTS ACT

UBS AG has a Group Sanctions Policy which was implemented in 2006 that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS continues to maintain one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals blocked or otherwise restricted under U.S. or Swiss law. In 2013, the gross/net revenues for this UN related account were approximately USD 15,857All figures in this Section 219 disclosure are stated in US dollars for convenience and consistency, although the underlying transactions are denominated in other currencies, principally Swiss francs. which was generated by fees charged to the account; the net profit was approximately USD 10,647 after deductions were taken for UBS internal costs for maintaining the account.

UBS AG intends to continue maintaining this account pursuant to the conditions it has established and consistent with its Group Sanctions Policy.

As previously reported, there were also certain outstanding trade finance arrangements that had been issued on behalf of Swiss client exporters in favor of their Iranian counterparties which involve four Iranian designated banks
(WMD). At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated. In February 2012, due to increasing risks involving Iran, UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance "SERV"). On December 21, 2013, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS's remaining receivables under or in connection with Iran-related export finance transactions. Subsequently the SERV notified the Iranian banks and requested their agreement. Such agreement is stipulated under the terms of the original contracts. To date UBS has not been informed of any confirmation. Hence from a legal perspective, the SERV is the sole beneficiary of said receivables. Contractually UBS remains creditor and thus accordingly it is not yet in the position to write off these receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2013. In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank that is currently WMD designated. This account was established as a correspondent banking relationship prior to the U.S. designation. In 2006, when UBS implemented its Group Sanctions Policy, the relationship was closed but the account was maintained due to the existing trade finance arrangements. In or about 2007, following the designation of the bank pursuant to sanctions issued by the U.S., UN and Switzerland, the account was blocked under Swiss law and has remained blocked since then. Client assets as of December 2013 were USD 3,553. We intend to terminate these legacy arrangements and relationships in accordance with the nature of these instruments and applicable law. As there have been no transactions involving this account in 2013 other than general account fees, there are no gross profits/net revenues to report for 2013.

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(1)  All figures in this Section 219 disclosure are stated in US dollars for convenience and consistency, although the underlying transactions are denominated in other currencies, principally Swiss francs.

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In 1993, a non-Iranian individual opened a private banking relationship at a predecessor institution of UBS AG in Switzerland. In 2001, this individual was designated under Executive Order 13224 and remains so today. In 2001, the individual's accounts at UBS AG were blocked by order of the Swiss authorities. The Swiss authorities lifted the blocking of the individual's UBS accounts in October 2012. UBS AG does not intend to continue this activity and has been in the process of exiting this client relationship. UBS AG has frozen the client's remaining account until it can be closed as permitted by applicable law. In 2013, the gross revenues for this client relationship were approximately USD -2,667 and the net loss was approximately USD -10,025.